November 12, 2009

Via EDGAR and overnight mail

Mr. Tarik Gause

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Goa Sweet Tours Ltd.

Form S-1

Filed September 18, 2009

Filed No. 333-161997

Dear Mr. Gause:

We are counsel to Goa Sweet Tours Ltd. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated October 15, 2009 relating to the above-captioned filing.  Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response immediately thereafter.

General

1.

Please revise your registration statement to give an accurate representation of the company as of the date of effectiveness.  Throughout the filing, you discuss the company’s expectations, but such disclosure is secondary to providing investors with the company’s actual status.  For example, your discussion about the company’s hopes of creating “strategic partnerships with hotels and resorts” should be preceded with the status of the company in creating these partnerships as of the date of effectiveness.

We have revised the document as requested.

2.

Please revise throughout to remove all marketing language.  For example, you speak of “adventurous, fun and informative tours” and “relaxing, tranquil getaways” on page 17; of how the state of Goa is “lavishly gifted” and “tucked away between the hills” on page 18; and of “people looking for adventure, relaxation, romance, or simply to escape for whatever reason” on page 27.  Revise with the aim of giving investors a meaningful and objective view of the company and its business plan without the use of such marketing language. Please pay particular attention to your revision of the Overview of Goa section beginning on page 18, as much of this disclosure seems promotional in nature.

We have revised the document to remove all of the marketing and promotional language.

Goa Sweet Tours Ltd.

November 12, 2009

Cover Page

3.

We note your disclosure at the end of the first paragraph that there is no assurance you will be able to return monies to investors if all of the shares are not sold in the offering.  Please remove this disclosure as there appears no basis upon which you would not be required to return investor funds if this all-or-nothing offering were not completed.  This disclosure is also inconsistent with your disclosure elsewhere indicating that all funds would be promptly returned to investors if all shares were not sold.

We have removed the disclosure at the end of the first paragraph on the cover page of the prospectus.

Summary, Page 1

4.

Please reconcile your disclosure here that Mr. Vernekar devotes approximately 5 hours a week to the company, with your disclosure on pages 17, 21 and 22 that he spends approximately 15 hours a week on your business.  Please also add a risk factor to discuss the risks associated with the fact that Mr. Vernekar will dedicate only a limited number of hours each week to the company.

We have revised the disclosure on page 1 to indicate that Mr. Vernekar devotes approximately fifteen hours a week to the Company, and we have added a risk factor that Mr. Vernekar will only dedicate a limited number of hours to the Company.

The tour and travel industry is highly competitive, page 4

5.

We note that in describing the intense competitiveness of the tour industry, you state your belief that “our tour packages will be unique and desirable.”  Please remove this marketing language from the risk factor.  To the extent you decide to use similar language elsewhere, please clarify what makes your tour packages “unique” and describe in detail the assumptions or facts on which this belief is based because it is inconsistent with your disclosure on page 17 that “[w]e have not conducted any market research into the likelihood of success of our operations or the acceptance of our products or services by the public.”

We have deleted from this risk factor the phrase “our tour packages will be unique and desirable.”

Our business operations could be severely impacted, page 5

6.

Please revise to clarify what you mean by the reference to where your “courses” are located.

We have replaced the word “courses” with the words “tourist sites.”

We are subject to the many risks of doing business internationally, page 6

7.

Revise your discussion to make clearer the risks associated with the fact that Mr. Vernekar, the company’s sole officer, director and control person is not a U.S. resident.  Specifically, address potential difficulties with service of process on Mr. Vernekar and with enforcement of judgments obtained in U.S. courts.

We have revised the risk factor as requested.

Goa Sweet Tours Ltd.

November 12, 2009

Dilution, page 12

8.

Please revise the second paragraph to disclose the net tangible book value per share as of July 31, 2009 with additional decimal places as needed, since it currently indicates that it is $0.00.

We have revised the second paragraph to disclose that the net tangible book value per share as of July 31, 2009 was $0.001.

Description of Business, page 17

9.

Your statement that “[o]ur clients may be from other parts of India, the United Kingdom, Germany, Russia, North America and any other part of the world” appears to be conjectural.  Please explain your basis for determining the origins of your potential customer base, given your lack of market research.  If no such basis exists, revise this language to make it clear that the company cannot determine the origins of its potential customers.

We have deleted this statement.

10.

We note your hope to create strategic partnerships with hotels and resorts that will recommend your services.  Consistent with your disclosure on page 20, please also discuss here that most hotels and resorts have their own tour services, which will often make them your competition and thus make it more difficult to create such strategic partnerships.

We have revised the disclosure on page 20 to state that most major hotels have their own tour services, and we have copied such disclosure to page 18.

11.

You state that a “key component” of your planned personalized service is “that the personal tour guide will be fluent in the language of the visitor” who may be from “any other part of the world.”  However, it is difficult to understand how you determined this key component in light of your subsequently stated plan to provide only “trilingual guides (in English, Konkani and Hindi) for each package” and your statement that “[i]f required, we will attempt to provide a guide who can communicate to the client in their language.”  Please advise or revise your discussion to resolve these inconsistencies.

We have deleted the statements: “that the personal tour guide will be fluent in the language of the visitor” and “[i]f required, we will attempt to provide a guide who can communicate to the client in their language.”

12.

Please expand your disclosure to provide greater detail about the services you will provide.  For example, describe whether you will provide one-day tours or multi-day tours, whether you will provide tours for individuals and families or for larger groups, and whether the vehicles you will utilize will be purchased or leased.

We have expanded our disclosure to provide greater detail about the services the Company will provide.

13.

We note that although the company’s website is yet to be developed, you plan to develop a website that is “functional and unique that will keep users interested in our site,” and elsewhere in the registration statement you speak of the website’s “design and

Goa Sweet Tours Ltd.

November 12, 2009

functionality.”  Please discuss what unique features and function you foresee as components of the company’s website.  Please also explain how your statements regarding the website’s functionality and uniqueness are consistent with your description of the website as an ‘information only web site’ on page 27.

We have deleted the words “functional and unique site that will keep users interested in our site” and replaced it with the words “an informative and easy-to-navigate site.”

Competition and Competitive Strategy, page 20

14.

We note that you plan to differentiate yourself by offering a much more personalized service.  Please describe this personalized service in greater detail so it is easier for investors to understand your business, including what a tourist might expect in the way of service from your concierges and executive assistants and how these services differ from a traditional tour guide.  Please also provide support for your belief that you can offer services that differentiate you from others in the tourism industry, or remove your reference to such differentiation.

We have described the personalized service in greater detail.

Subsidiaries, page 20

15.

We note that you have plans to operate in India through a subsidiary but that this subsidiary has not yet been incorporated.  Please provide a timeline of how soon after the conclusion of the public offering you anticipate incorporating this subsidiary and discuss what steps, cost and potential obstacles may be involved in creating this subsidiary.

We have disclosed in the registration statement that (i) we will incorporate this subsidiary immediately after the effectiveness of this registration statement; (ii) the incorporation process will take a minimum of 30 days and cost approximately $750; and (iii) we do not anticipate any obstacles.

Biographical Information, page 22

16.

We note that in filing, you refer to Mr. Vernekar’s “years of experience in the tour business” and “extensive experience with traditional tours.”  However, this experience is not readily identifiable from the biographical information provided.  Please revise Mr. Vernekar’s biographical information to reflect more accurately his tour business experience or revise the language used throughout the filing to reflect more accurately that his experience is limited to providing chauffeur services to hotels.

We have revised this section to more accurately reflect Mr. Vernekar’s tour business experience.

17.

We also note that Mr. Vernekar has no prior experience managing a public company.  Please add a risk factor discussing how this lack of experience may pose a material risk to the company success.

We have added the requested risk factor.

Certain Relationship and Related Transactions, page 24

Goa Sweet Tours Ltd.

November 12, 2009

18.

We note that Mr. Vernekar owns and manages a private chauffeur company, Goa Sweet Tours, composed of three vehicles and that your company’s tours will include “car, chauffeur, and dinner reservations.”  Given that the business names will be remarkably similar and the industry from which they will be operating is somewhat related, please tell us if there are any plans to contract services from or form any other business arrangements with Mr. Vernekar’s chauffeur company.

We have revised this disclosure to indicate that the Company intends to contract services from Mr. Vernekar’s company, which contracts will form the basis of Mr. Vernekar’s compensation.

Executive Compensation, page 23

19.

Although you state that Mr. Vernekar has not received any compensation and that the company does not intend to compensate him, please disclose that Mr. Vernekar, in his capacity as sole officer and director of the company, has the power to set his own compensation.

We have disclosed that Mr. Vernekar will be compensated through contracts between the Company and Mr. Vernekar’s company.  We further disclosed that Mr. Vernekar has the power to set his own compensation as sole officer and director.

Management’s Discussion and Analysis, page 27

20.

We note your disclosure that you have “researched the market for our tour services” and that your president has done a “limited amount of research” on “sites of interest, festivals and areas of interest suitable for the tours.”  Please reconcile these statements with your earlier statement in the filing that the company has “not conducted any market research into the likelihood of success of our operations or the acceptance of our products or services by the public” on page 17.

We have reconciled the two statements by deleting the statement that the Company has not conducted any market research into the likelihood of success of its operations or the acceptance of its products or services by the public.

21.

We note your description under your plan of operation regarding how you intend to proceed in your business development with the funds potentially raised in this offering.  To the extent practicable, please expand your discussion to describe that types of services and/or products you are intending to provide and exactly how you propose to generate revenues from your business activities.  In this regard, please also explain how you expect to gain customers for your business.

We have provided the requested disclosure on pages 29 and 30.

22.

Please revise the plan of operation section for clarify, and reconcile the financial figures related to your planning discussed on page 27 with the figures reflected in the budget on that same page.  For example, disclosure in bullet (b) states that the development of your website will initially cost $4,000, while the disclosure in the budget on the bottom of that same page indicates website development will cost $6,000.  Also, bullet (c ) states that the cost for brochures will be $2,000, while the budget for brochures, marketing and promotion is $6,000.

Goa Sweet Tours Ltd.

November 12, 2009

We have reconciled the financial figures related to our planning with the budget table and we have eliminated the bullet points for the first stage of our business plan.

23.

Please provide support for your financial ability to acquire a luxury four-by-four vehicle, or remove your statement that you may acquire such a vehicle.

The Company no longer intends to acquire a luxury four-by-four vehicle, therefore we have removed this statement.

Critical Accounting Policies

Revenue and Cost Recognition, page 29

24.

We note that the caption of this disclosure refers to revenue and cost recognition.  However, there is no discussion of cost recognition.  A similar observation is made with regard to the corresponding note in your financial statements on page F-7.  Please revise accordingly, both here and in the notes to your financial statements.

We have deleted the reference to cost recognition in the caption of this disclosure and in the notes to the financial statements.

Intellectual Property, page 29

25.

The description of your accounting policy for intellectual property appears to disclose a statement regarding your research and development costs during 2010, as if it has already happened.  Please revise your statement to clarify that this is anticipated or planned for 2010.

We have revised this statement to indicate that the Company incurred no costs for research and development during fiscal 2009.

Financial Statements

Note 1. Nature and Continuance of Operation, page F-6

26.

In the second paragraph of this note, you state that the financial statements have been prepared on a going concern basis, which assumes the company will not be able to realize its assets and discharge its liabilities for the foreseeable future.  A going concern basis assumes that the company will be able to do these very things.  In addition, the auditor’s opinion states that no adjustments have been made regarding the substantial doubt about the company’s ability to continue as a going concern.  This appears to contradict your disclosure.  Please revise your disclosure as appropriate.

We have revised this language to indicate that the Company will be able to realize its assets and discharge its liabilities for the foreseeable future.

Note 2. Summary of Significant Account Policies, page F-6

27.

Refer to your discussion of foreign currency translation on page F-7.  Please expand your disclosure to also specifically identify your functional currency.

Goa Sweet Tours Ltd.

November 12, 2009

We have added the following sentence to the beginning of the paragraph on foreign currency translation: “The Company’s functional currency is United States (“U.S.”) dollars as substantially all of the Company’s operations use this denomination.”

General

28.

Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

We have considered the updating requirements of Rule 3-12 and don’t believe that updated financial statements are required in this amendment.

29.

An updated accounting report should be included in your next amendment.

Pursuant to a message from Kristin Shifflett, this question should have read “An updated accounting consent should be included in your next amendment.”  Accordingly, an updated accounting consent is being filed herewith.

Signatures, page 11-4

30.

Please include the signature of the person action as the Controller or Principal Accounting Officer.  If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

We have revised the signature block for Mr. Vernekar to indicate that he is signing this registration statement as Principal Accounting Officer.

************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Kristin J. Angelino

Kristin J. Angelino

cc: Chuntan Vernekar

Ick Boga